UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission file number: 0-20892

ATTUNITY LTD
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

        This Form 6-K is being incorporated by reference into the registrant’s Form F-3 Registration Statements File Nos. 333-11972, 333-14140, 333-119157 , 333-122937 and 333-138044 and Form S-8 Registration Statements File Nos. 333-84180, 333-932, 333-11648, 333-122271 and 333-122302.

6-K Items

1.	Press release re Attunity Announces Planned Departure of Ofer Segev, the Company’s CFO

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD By: /s/ Ofer Segev —————————————— Ofer Segev Chief Financial Officer

Date: February 27, 2007

Press contacts:

Andy Bailey	Maura Landry
Vice President Marketing	Account Manager
Attunity	SHIFT Communications
(781) 213-5200	(617) 681-1229
andy.bailey@attunity.com	mlandry@shiftcomm.com

Attunity Announces Planned Departure of Ofer Segev, the
Company’s CFO

Burlington, MA, February 27, 2007 – Attunity Ltd (Nasdaq: ATTU), the leader in the emerging Workplace Applications market, today announced that its Chief Financial Officer, Ofer Segev, will be leaving the company. The transition is planned to take place during the second quarter of 2007.

“Ofer Segev’s plan to relocate back to Israel does not meet the company’s strategy of having its CFO reside in the market where the company’s shares are traded ” said Aki Ratner, Attunity’s Chief Executive Officer. “Since joining us in 2003, Ofer has played an important role in our transition from being primarily a provider of enabling technology, to a reliable source of business solutions to the Workplace Applications market. We would like to thank Ofer for his contribution and wish him well in his future endeavors.”

“After seven years of residence in the U.S., my family and I have decided to move back to Israel” said Mr. Segev. “I joined Attunity four years ago and found a great company with real potential to change the market in which it operates. Today it is clear that Attunity is uniquely positioned to dominate the new emerging Workplace Applications market. I look forward to seeing Attunity succeed, and feel proud and privileged for having been a part of Attunity during this time.”

About Attunity
Building on nearly 20 years of history delivering data integration solutions, Attunity (NASDAQ: ATTU) is leading the innovative and fast growing Workplace Applications space with its flagship product Attunity InFocus. Attunity InFocus is designed to dramatically enhance the effectiveness of business managers at all levels to focus their judgment, experience and knowledge on resolving business problems, exceptions and issues that tend to dominate their day.

With successful deployments at thousands of organizations worldwide, Attunity provides enterprise-class software directly and indirectly through a number of strategic and OEM agreements with global-class partners such as HP, IBM, Microsoft, Oracle, Business Objects and Cognos.

Listed on Nasdaq (Nasdaq GM: ATTU), and with a worldwide headquarters in Boston, USA, Attunity serves its customers via offices in North America, Europe, Middle East, China and Australia, and through a network of local partners. For more information, please visit us at www.attunity.com, the content of which is not part of this press release.